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15027799

SECU... ...SION
Washington, D.C. 20549

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 28600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2014 (MM/DD/YY) AND ENDING September 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Searle & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Greenwich Avenue
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Searle (203) 869-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 09 2015
11 REGISTRATIONS BRANCH

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Robert Searle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Searle & Co., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CT
County of FAIRFIELD
Subscribed and sworn to (or affirmed) before me on this 3 day of Nov, 2015 by Robert Searle proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

VIRGINIA GRAY
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/15

Signature

Title: Princ'l

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Searle & Co.:

We have audited the accompanying statement of financial condition of Searle & Co. ("the Company") as of September 30, 2015 (the "financial statements"). These financial statements are the responsibility of Searle & Co.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Searle & Co. as of September 30, 2015, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
November 20, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Searle & Co.
Statement of Financial Condition
September 30, 2015

Assets

Cash	$	396,007
Marketable securities, at fair value		2,341,667
Receivable from clearing organizations		1,188,003
Deposit with clearing organization		125,000
Accounts receivable		9,117
Deposits		695
Other assets		5,484
Total assets	$	4,065,973

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	1,572
Commissions payable		325,807
Due to broker		1,600
Total liabilities		328,979
Commitments and contingencies		
Stockholder's equity		
Common stock, $1 par value, 2,700 shares authorized, 900 shares issued and outstanding		2,700
Additional paid-in capital		45,526
Retained earnings		3,762,101
Treasury stock		(73,333)
Total stockholder's equity		3,736,994
Total liabilities and stockholder's equity	$	4,065,973

The accompanying notes are an integral part of these financial statements.

Searle & Co.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2015

PUBLIC